NHCOHEN CAPITAL LLC
STATEMENTS OF INCOME
FOR THE14 MONTHS ENDED DECEMBER 31, 2015

	2015
Commissions and other revenues	$ 129,300
Management fee and administrative expense	92,367
Net income	$ 36,933

The accompanying notes are an integral part of the financial statements.